SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________________________________________________________
FORM 6-K
____________________________________________________________________________
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
May 8, 2026
____________________________________________________________________________
KONINKLIJKE PHILIPS N.V.
(Exact name of registrant as specified in its charter)
____________________________________________________________________________
Royal Philips
(Translation of registrant’s name into English)
The Netherlands
(Jurisdiction of incorporation or organization)
Prinses Irenestraat 59, 1077 WV Amsterdam, The Netherlands
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒        Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐        No ☒
Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:
M.J. van Ginneken
Koninklijke Philips N.V.
Prinses Irenestraat 59
1077 WV Amsterdam – The Netherlands

This report comprises a copy of the following press release:
“Philips shareholders approve all proposals at the AGM 2026”, dated May 8, 2026.
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 8th day of May 2026.
KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
(Chief Legal Officer)

Media Release
May 8, 2026

Philips shareholders approve all proposals at the AGM 2026

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG, AEX: PHIA), a global leader in health technology, today announced that its shareholders approved all proposals at the Annual General Meeting of Shareholders (AGM) 2026, including:

•Appointment of John DeFord (American, 1962) as new member of the Supervisory Board, with effect from May 8, 2026.
•Re-appointment of Paul Stoffels (Belgian, 1962), Herna Verhagen (Dutch, 1966) and Sanjay Poonen (American, 1969) as members of the Supervisory Board, with effect from May 8, 2026.
•Re-appointment of Roy Jakobs (Dutch/German, 1974) as President/CEO and Chairman and member of the Board of Management, with effect from May 8, 2026.
•Discharge of the members of the Board of Management, and of the members of the Supervisory Board.

Feike Sijbesma, Chairman of Philips’ Supervisory Board, said: “On behalf of the Supervisory Board and the Board of Management, we welcome John DeFord to the Supervisory Board. He brings extensive global MedTech experience and deep expertise across innovation, interventional domains, and regulatory and quality environments. We also sincerely thank Marc Harrison, who's second term ended at the end of the AGM, for his valued guidance and contributions over the past eight years. The re-appointments of Paul Stoffels, Herna Verhagen and Sanjay Poonen provide a strong combination of expertise and important continuity to support Philips as it advances its next strategic phase.”

Mr Sijbesma added: “We congratulate Roy Jakobs on his re-appointment as President/CEO and Chairman of the Board of Management. We have full confidence in his leadership to successfully lead Philips through its next phase as the company continues to strengthen execution, innovation and performance, and advance its strategic priorities.”

Roy Jakobs, CEO of Royal Philips, said: “I appreciate the continued trust and support of our shareholders and Supervisory Board. I would like to thank John DeFord for joining. Together with other Supervisory Board members, he brings valuable expertise to support management with strong oversight and guidance. I look forward to our continued close collaboration and am excited to deliver sustainable value for Philips and all its stakeholders as we drive profitable growth.”

Further details about the dividend can be found via this link, and additional information on the composition of the Board of Management, the Executive Committee and the Supervisory Board can be found here. Philips’ 2025 financial statements are included in its Annual Report 2025 that was published on February 19, 2026. A full overview of the resolutions taken and more information about Philips’ AGM 2026 is available via this link.

For further information, please contact:

Michael Fuchs
Philips Global External Relations
Tel.: +31 614869261
E-mail: Michael.Fuchs@philips.com

Dorin Danu
Philips Investor Relations
Tel.: +31 20 59 77055
E-mail: dorin.danu@philips.com

About Royal Philips
Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people’s health and well-being through meaningful innovation. Philips’ patient- and people-centric innovation leverages advanced technology and deep clinical and consumer insights to deliver personal health solutions for consumers and professional health solutions for healthcare providers and their patients in the hospital and the home. Headquartered in the Netherlands, the company is a leader in diagnostic imaging, ultrasound, image-guided therapy, monitoring and enterprise informatics, as well as in personal health. Philips generated 2025 sales of EUR 18 billion and employs approximately 64,300 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter.